Exhibit 99.1

Black Diamond Completes Copyright Licensing Agreement with
Photographer Peter B. Kaplan

VANCOUVER, BRITISH COLUMBIA--(Marketwire – May 1, 2008) - Black Diamond Brands Corp. (OTCBB: BDMHF), the "Company", is pleased to announce it has completed a copyright licensing agreement with world renowned and “Preferred Photographer of the Statue of Liberty”, Peter B. Kaplan.

The Company has executed an exclusive license with Peter B. Kaplan for the right to use his Copyrighted Photographs known as Liberte Mon Amore, Postal Pair and Fireworks Circle on a selection of their Liberty Valley Wines including the  Valor Series Chardonnay and Freedom Series Cabernet Sauvignon and Merlot. The famous image, "Postal Pair", was selected for the 100th anniversary commemorative stamp by the United States and French Postal Services.

About Peter B. Kaplan:

From the early 1980’s to the present, Kaplan has captured the Statue of Liberty on film and digitally – one of the most famous monuments on earth – during every season, under every lighting condition and from every angle. His breathtaking photos of the Statue of Liberty, as well as other subjects, hang in museums and private collections throughout the world. His images have been published both in the United States and abroad. Time, Life, Newsweek, Smithsonian, National Geographic, the New York Times Magazine, Stern, Paris Match and Geo are but a few that have featured his works. Peter’s Statue images alone appear on a total of 172 stamps from 15 different countries around the globe.

Mr. Kaplan is an avid collector of Statue of Liberty memorabilia, and his collection is among the largest private collections in the world.

About Black Diamond Brands Corp.:

Black Diamond Brands Corp. is a Vancouver, Canada domiciled company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wine, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

About Liberty Valley Wine LLC:

Liberty Valley Wine LLC is a Delaware Limited Liability Company that was formed May 16, 2005. The Company has registered trademarks featuring high definition photographs, including copyrighted images licensed by “Peter B. Kaplan” (Copyright Peter B. Kaplan, All Rights Reserved)

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp. Brad J. Moynes, President & CEO (604) 646-5620 or Toll Free: 1-877-646-5635 Website: www.blackdiamondbrands.com Website: www.libertyvalleywine.com